February 18, 2010

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Sebastian Gomez Abero

Re:	AVEO Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-163778

Ladies and Gentlemen:

As discussed with Mr. Gomez Abero earlier today, AVEO Pharmaceuticals, Inc. (the “Company”) plans to revise disclosure in its Registration Statement on Form S-1 (File No. 333-163778) (as amended, the “Registration Statement”) in response to Comment Number 3 contained in the letter dated February 17, 2010 setting forth the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2 to the Registration Statement. The text of Comment Number 3 has been included below in italics for your convenience.

In its next amendment to its Registration Statement, the Company plans to revise the disclosure contained in the Compensation Discussion and Analysis section of the Registration Statement substantially as set forth on Appendix A hereto in response to Comment Number 3. The disclosure set forth in Appendix A hereto is marked to show changes from the disclosure contained in Amendment No. 2 to the Registration Statement, which was filed with the Commission on February 8, 2010.

Comment Number 3 is as follows:

We note your revised disclosure describing the achievement score for each 2009 corporate goal. We also note your description indicating that named executive officers achieved 100% of their individual goals (other than Mr. Ezickson). Please expand your disclosure with respect to each corporate and individual goal to explain what factors or achievements led your compensation committee to conclude that those corporate and individual goals had been achieved at the level described in your prospectus.

U.S. Securities and Exchange Commission

February 18, 2010

As discussed with Mr. Gomez Abero, the Company and the underwriters are currently preparing to begin the road show for the offering on February 23, 2010 and print preliminary prospectuses on February 22, 2010. To the extent it is feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Joshua Fox of this firm at (781) 966-2007.

Sincerely,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

Attachment: Appendix A

cc:	Mr. Tuan Ha-Ngoc

Joseph Vittiglio, Esq.

Steven D. Singer, Esq.

Patrick O’Brien, Esq.

Appendix A

Fiscal Year 2009.    For our fiscal year ended December 31, 2009, our compensation committee, with board approval, set corporate and individual goals for our named executive officers.

For 2009, the corporate goals, which accounted for 70% of the cash incentive for each of our named executive officers (other than our Chief Executive Officer), the weighting of each goal, and the compensation committee’s quantitative assessment of the degree to which each goal was actually achieved, were as follows:

Corporate Goal	Target Score	Actual Score
Initiate tivozanib phase 3 clinical trial and demonstrate safety in phase 1 combination study	35%	30	%(1)
Complete first-in-human AV-299 study and initiate one phase 1b/2a clinical trial	10	10	(2)
Advance antibody pipeline and other research goals	20	20	(3)
Secure additional funding through partnerships	30	25	(4)
Achieve year-end cash target of at least $50 million	5	5	(5)

Totals	100%	90%

(1)

We initiated patient screening for our phase 3 clinical trial of tivozanib in December 2009 and we received safety data in October 2009 in connection with the phase 1 clinical trial of tivozanib in combination with Torisel, which showed that tivozanib can be safely administered at full doses with Torisel.

(2)

We completed the phase 1 clinical trial of AV-299 in patients in September 2009 and we initiated the phase 1b portion of a clinical trial to test the combination of AV-299 with another targeted agent in December 2009.

(3)	We achieved proof-of-concept in several of our antibody programs and achieved other specific translational research goals related to our pre-clinical and clinical development programs.
(4)	We entered into an exclusive option and license agreement with Biogen Idec in March 2009 and we entered into an expanded collaboration and license agreement with OSI Pharmaceuticals in July 2009.
(5)	Our cash balance as of December 31, 2009 was $51.3 million.

For 2009, the individual goals for each of our named executive officers (other than our Chief Executive Officer) accounted for 30% of their performance incentive. The individual goals for those named executive officers are primarily related to the corporate goals for which they are most responsible and, to a lesser extent, individual development goals or department specific goals, subject to discretionary adjustments that our compensation committee deems appropriate. Our Chief Executive Officer makes recommendations to the compensation committee as to the degree to which those named executive officers have satisfied their individual goals.

Mr. Johnston’s individual goals related to monitoring the financial and cash management of our company, maintaining relationships with the financial community and supporting the equity financings related to our partnering efforts. The compensation committee deemed Mr. Johnston’s individual goals to be achieved in full based on our 2009 year-end cash balance, the engagement of the underwriters for our initial public offering and the completion of private financings in conjunction with the Biogen Idec and OSI Pharmaceuticals strategic partnerships consummated in March 2009 and July 2009, respectively.

Mr. Ezickson’s individual goals related to securing two partnership transactions and overseeing intellectual property and legal activities as well as program management and market development initiatives. The compensation committee deemed Mr. Ezickson’s individual goals to be exceeded, as described below, based on our successful completion of the Biogen Idec and OSI Pharmaceuticals strategic partnerships, the issuance of four patents and his leadership in conjunction with our public offering process, specifically as it related to responsibilities outside of his normal duties.

Dr. Gyuris’s individual goals related to leading our drug discovery efforts to advance the AV-203, RON, Notch and other ongoing antibody programs. The compensation committee deemed Dr. Gyuris’s individual goals to be achieved in full based on substantial preclinical progress made in the AV-203, RON and Notch programs.

Dr. Slichenmyer’s individual goals related to leading the clinical and regulatory efforts to advance the development of tivozanib and AV-299. The compensation committee deemed Dr. Slichenmyer’s individual goals to be achieved in full based on the initiation of patient screening for our phase 3 clinical trial of tivozanib in December 2009 and the initiation of the phase 1b portion of a clinical trial to test the combination of AV-299 with another targeted agent in December 2009.

With input from our Chief Executive Officer, our compensation committee determined that each of these named executive officers achieved 100% of their individual goals other than Mr. Ezickson for whom the